  Exhibit 99.1

High Tide Enters New Vertical in the United States With Launch of Cannabis Seeds

  The global cannabis seeds market was valued at USD $1.3 billion in 2021 and is projected to reach USD $6.5 billion by 2031 with an expected CAGR of 18.4% from 2022-20231
  Over the last 12 months, GrassCity.com generated close to 24 million page views with 3.8 million users
  Over the last 12 months, GrassCity.com forums, which include a significant number of users with an interest in seeds, has seen 6.2 million users on its platform with nearly 12 million page views
  Over the last 12 months, SmokeCartel.com generated 42.6 million page views with 6.5 million users

CALGARY, AB, Dec. 13, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it has begun selling cannabis seeds in the United States, initially through its wholly owned subsidiaries Grasscity and Smoke Cartel, which are the two most popular e-commerce platforms for consumption accessories in the world.2 The Company plans to expand seed sales to additional online retail platforms within its portfolio in 2023.3 This launch comes on the heels of the American Drug Enforcement Agency's recent official determination that cannabis seeds fall under the legal definition of hemp and can therefore be sold openly in the United States.

High Tide Inc. December 13, 2022 (CNW Group/High Tide Inc.)

"With our entry into this new and exciting complementary vertical, we continue to extend and strengthen our integrated value chain, providing our customers with a complete cannabis experience, in addition to the opportunity to further enhance our consolidated gross margin profile. This new business venture will greatly expand our U.S. customer base, which already sits at 2.4 million through our ancillary cannabis business lines, and sets us up well to take advantage of federal legalization in the United States when it comes. This further diversification into the U.S. seeds market also strengthens our Canadian discount club model, as this new vertical is expected to generate significantly higher gross margins than our core brick-and mortar-business, which will help us continue to offer unbeatable prices to our Cabana Club members," said Raj Grover, President and Chief Executive Officer of High Tide.

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[1] Source: Cannabis Seeds Market Size, Share | Industry Forecast Till 2031 (alliedmarketresearch.com)
[2] Based on 2022 site traffic data from SEMRush
[3] The Company has secured a legal opinion from a leading US law firm, to commence sales of cannabis seeds in the US

"GrassCity and Smoke Cartel, due to their top SEO rankings, organically built over the last twenty-two and eight years, respectively, generate some of the highest online traffic in the consumption accessories space, which is why it makes sense for us to leverage this strength as we launch this new vertical in the United States. Innovation has always been a cornerstone of High Tide's strategy, and today's announcement is yet another example of how we will never stop looking for ways to enhance shareholder value while differentiating ourselves from the competition," added Mr. Grover.

GRANT OF RESTRICTED SHARE UNITS

The Company also announced that its Board of Directors has approved a grant of 106,635 restricted share units ("RSUs") to directors of the Company pursuant to the Company's restricted share unit plan. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 142 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated," and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company making meaningful increases to its revenue profile; the expansion of the Company's U.S. customer base; the federal legalization of cannabis in the U.S. and the ability of the Company to succeed in that market; and the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq. A discussion of some of the material risk factors applicable to High Tide can be found in the "Non-Exhaustive List of Risk Factors" section in Schedule A to the Company's current annual information form, as such factors may be further updated from time to time in its periodic filings, available at www.sedar.com and www.sec.gov.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 13-DEC-22